UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C.  20549

                            Form 11-K

          Annual Report Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934

(Mark One)

(X)  Annual Report Pursuant to Section 15 (d) of the Securities
     Exchange Act of 1934  (No fee required, effective October 7,
     1996.)

               For  Year Ended:  December 31, 1997

                                or

( ) Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)
     For the transition period from ____________ to ___________

               Commission File Number:    333-25213

A. Full title of the plan and the address of the plan, if different for that of the issuer named below

              Proffitt's, Inc. 401(k) Retiement Plan
         ------------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

             750 Lakeshore Drive, Birmingham AL 35211
            ------------------------------------------



                        PROFFITT'S, INC.

                     401(K) RETIREMENT PLAN

        FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                   DECEMBER 31, 1997 AND 1996




Proffitt's, Inc. 401(k) Retirement Plan

Table of Contents                                           Pages
                                                           ------

Report of Independent Accountants                              1

Financial Statements:
  Statements of Net Assets Available for Plan Benefits
  as of December 31, 1997 and 1996                             2

Statement of Changes in Net Assets Available for
  Plan Benefits for the year ended December 31, 1997           3

Notes to Financial Statements                               4-11

Supplemental Schedules:

     *    Item 27a - Schedule of Assets Held
          for Investment Purposes as of December 31, 1997     12

     *    Item 27d - Schedule of Reportable Transactions
          for the year ended December 31, 1997             13-15

     *    Refers to item number in Form 5500 (Annual
          Return/Report of Employee Benefit Plan)for the plan year ended December 31, 1997



Report of Independent Accountants


To the Administrator
Proffitt's, Inc. 401(k) Retirement Plan


We have audited the accompanying statements of net assets available for plan benefits of the Proffitt's, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1997 was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Coopers & Lybrand L.L.P.

Birmingham, Alabama
June 19, 1998



Proffitt's, Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Plan Benefits as of December 31, 1997 and 1996

                                              1997           1996
                                            ---------     -----------
                 ASSETS

Investments, at fair value                   $ 83,957,255       $8,334,494
Employee contribution receivable                  443,912
Employer contribution receivable                1,707,840          442,061
Investment income receivable                      701,660
Other                                                                1,028
                                               -----------     ------------
        Total assets                           86,810,667        8,777,583

                LIABILITIES

Accrued administrative fees                         4,929                0
                                               -----------     ------------
        Net assets available
         for plan benefits                    $86,805,738       $8,777,583
                                               ===========      ===========

The accompanying notes are an integral part of these financial statements.

Proffitt's, Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1997

Increase in net assets available for plan benefits:
  Interest and dividend income                                 $ 4,035,958
  Net appreciation in fair value of investments                 13,467,775
  Contributions:
     Employer                                                    1,707,840
     Employee                                                    8,514,010
     Rollover                                                      548,736
  Transfers from merged plans                                   61,005,150
                                                               ------------

          Total increases                                       89,279,469
                                                               ------------

Decrease in net assets available for plan benefits:
  Benefit payments                                              11,188,360
  Administrative fees                                               62,954
                                                                -----------
          Total decreases                                       11,251,314
                                                                -----------
          Net increase                                          78,028,155

Net assets available for plan benefits,
  beginning of year                                              8,777,583
                                                                -----------
Net assets available for plan benefits, end of year            $86,805,738
                                                               ============

The accompanying notes are an integral part of these financial statements.


Proffitt's, Inc. 401(k) Retirement Plan
Notes to Financial Statements


1.   Description of the Plan

     Effective October 1, 1993, Proffitt's, Inc. (Proffitt's or the Employer) adopted the Proffitt's, Inc. 401(k) Retirement Plan (the Plan) in order to provide retirement benefits for its eligible employees. The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan covering all eligible employees of Proffitt's and certain subsidiaries (Note 7) who are a minimum 21 years of age, are regularly scheduled to work at least 30 hours a week, and have completed one year of employment. Leased employees and individuals who are represented by collective bargaining groups are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     The Plan was amended and restated effective May 23, 1994, to provide eligibility to the employees of McRae's, Inc., to expand the definition of eligible employees to include employees credited with at least 1,000 hours of service during the preceding twelve-month period, to increase the number of investment options available to participants to six, and to update the allocation procedures to include a daily valuation system. Effective January 31, 1997, the Plan was further amended to change the trustee and recordkeeper of the Plan from Riggs National Bank and Buck Consultants to Trustmark National Bank and Bryan Pendelton Swats and McAllister, respectively; to increase the number of investment options available to participants to a total of eight, including the common stock of the Employer; and to provide eligibility to the employees of Younkers, Inc. and Parisian, Inc. As a result of this amendment, the Parisian Retirement and Savings Plan (the Parisian Plan) and the Younkers Associate Profit Sharing and Savings Plan were merged into the Plan. Accordingly, the statement of changes in net assets available for plan benefits for the year ended December 31, 1997 includes all activity of the merged plans.

     Contributions - The Employer contributes to the Plan a discretionary amount of cash or employer stock as approved by the Employer's Board of Directors. The Employer's contributions are not mandatory and are not based on the operations or net profits of the Employer. Employer contributions may be 0% or any positive percentage multiplied by matchable salary deferrals, as defined in the Plan. Employer contributions may not exceed 5% of the compensation of each participant making salary deferral contributions. Participants voluntarily contribute to the Plan up to 20% of the total compensation paid by the Employer to such participants subject to certain limitations set annually by the Internal Revenue Service.

     Participant Accounts - Each participant's account is credited with the participant's contribution, the Employer's discretionary contribution, and an allocation of the Plan's earnings or losses. Allocations are based on account balances as defined by the plan document.

     Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Employer's discretionary contribution portion plus actual earnings thereon is based on years of credited service as follows:

                          Years of            Vested
                           Service            Percentage
                        ------------        ------------
                          Less than 5           0%
                         5 or more               100%

     The vested percentage shall be 100% for a participant on and after attainment of normal retirement age, death, or disability (all as defined in the plan document).

     Participant Loans - The Plan does not allow participants to borrow from their fund accounts. However, in connection with the merger of the Parisian Plan into the Plan, all outstanding loans under the Parisian Plan were transferred to the Plan. Such outstanding balances will be maintained by the Plan until all amounts of principal and interest thereon have been repaid. No new loans or extension of existing loans will be made.

     Forfeitures - Forfeitures occur when a nonvested participant receives a distribution of the full vested value or incurs a break in service, as defined in the plan document. Forfeitures are used to reduce future employer contributions. At December 31, 1997, the Plan had $149,984 of unallocated forfeitures included in net assets available for plan benefits.

     Distribution of Benefits - Plan benefits are distributed upon retirement, death, or termination of service. A participant may elect to receive a lump sum distribution equal to the vested balance of his/her account or periodic installments over a period of time not exceeding the participant's life expectancy (or the joint life expectancy of the participant and his/her beneficiary).

     Termination of the Plan - Although it has not expressed any intent to do so, the Employer has the right to terminate the Plan at any time. In the event of termination of the Plan, participants become fully vested and will be entitled to the full value of their accounts.



2.   Significant Accounting Policies

     Basis of Accounting - The accounts of the Plan are maintained on the accrual basis of accounting and have been prepared in conformity with generally accepted accounting principles.

     Income Tax Status - The Internal Revenue Service has determined and informed the Company by a letter dated April
     23, 1998, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).
     Therefore, no provision for income taxes has been included in the financial statements.

     Valuation of Investments - Investments of the Plan are stated in the accompanying financial statements at fair value as determined by the trustee based on quoted market prices.

     Purchases and sales of investments are reflected as of the trade date. Investment income is recorded when earned.

     In accordance with the policy of stating investments at fair value, the Plan presents in the statements of changes in net assets available for plan benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

     Contributions - Contributions from the Employer are accrued based on amounts declared by the Employer's Board of Directors. Contributions from employees are recorded in the period in which the Employer makes the deductions from the participant's payroll.

     Expenses of the Plan - All expenses incurred in the administration of the Plan, with the exception of $62,954, were paid by the Employer for the year ended December 31, 1997. All expenses incurred in the administration of the Plan during the 1996 plan year were paid by the Employer.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

3.   Investments

     As discussed in Note 1, during the current plan year, the Employer's Board of Directors elected to change the trustee and the recordkeeper of the Plan. During the transition period, the new trustee deposited all funds into interest bearing money market accounts. Upon election of new investment programs by the participants, the trustee invested the funds, as directed by the participants into the funds described below:

     LaSalle Income Plus Fund - Fund assets are used to invest in a broadly diversified portfolio of investment contracts issued by insurance companies, banks, and other financial institutions. The fund seeks to maintain a stable share price and expects to maintain a weighted average maturity of two to three years.

     Strong Corporate Bond Fund - Fund assets are invested in a broadly diversified portfolio of debt securities issued by U.S. corporations, U.S. government securities, municipal obligations, mortgage backed securities, and other fixed income investments. The fund seeks to mix higher returns with a fixed income investment.

     Vanguard/Wellington Fund - The fund seeks current income and moderate growth by following a diversified and balanced program of investing in bonds and common stocks. The bonds are held for relative stability of income and principal, while the common stocks are held for potential growth of capital and income.

     Vanguard Index 500 Fund - The fund seeks to replicate the aggregate price and yield performance of the Standard and Poor's 500 Composite Stock Price Index (the Index) by investing in common stocks of all 500 companies included in the Index. The fund seeks to provide long-term investment results.

     Fidelity Low-Priced Stock Fund - Fund assets are invested primarily in the common stocks of smaller U.S. companies whose stock prices are perceived to be undervalued in order to provide long-term investment results.

     Franklin Small Cap Growth Fund - The fund invests primarily in the common stock of smaller U.S. companies whose prospects for growth are believed to be favorable in order to provide long-term investment results with lower levels of dividend income.

     Warburg Pincus International Equity Fund - The fund invests primarily in the common stocks of companies outside of the United States in order to provide long-term investment results with lower levels of dividend income.

     Proffitt's, Inc. Common Stock Fund - The fund primarily consists of investments made in Proffitt's common stock. The remaining portion of this fund is invested in money market funds to allow for liquidity needs and to allow for the time required to buy and sell individual shares of Proffitt's stock.

     Investment information as of December 31, 1997 and 1996 and for the year ended December 31, 1997 is as follows:

                                                                          1997               1996
                                                                        ---------         ----------
Money market funds:
  Oppenheimer Cash Reserves                                                                $648,000
  INVESCO Stable Value                                                                    2,510,311
  Performance Money Market                                              $77,530
Mutual funds:
  Fidelity Puritan                                                                        1,028,053
  Fidelity Magellan                                                                       1,407,308
  G.T. Global Worldwide Growth                                                            1,147,763
  Oppenheimer Bond                                                                          972,919
  Fidelity Low-Priced Stock                                           9,907,287
  Franklin Small Cap Growth                                           8,030,250
  LaSalle Income Plus                                                14,072,608
  Strong Corporate Bond                                               6,366,782
  Vanguard/Wellington                                                11,561,490
  Vanguard Index 500                                                 19,854,942
  Warburg Pincus International Equity                                 3,959,754
Common stock:
  Proffitt's, Inc.                                                    9,676,342             620,140
  Participant loans                                                      450,270
                                                                     -----------        ------------
                                                                    $83,957,255          $8,334,494
                                                                     ===========        ============
Interest and dividend income                                        $ 4,035,958
                                                                     ===========
Net appreciation in fair value of investments                       $13,467,775
                                                                     ===========


     Each of the above investments, with the exception of investments in the Performance Money Market Fund, the Warburg Pincus International Equity Fund, and the Participant loan fund exceed 5% of the Plan's net assets available for plan benefits at December 31, 1997 and 1996, respectively.

     The Plan's investments (including investments bought and sold, as well as those held during the year) had net appreciation in value of $13,467,775 during the year ended December 31, 1997, as follows:

               Mutual funds                                     $7,541,897
               Common/collective trust                              11,513
               Common stock                                      5,914,365
                                                               ------------
                                                               $13,467,775
                                                               ============


4.   Net Assets Available for Plan Benefits by Investment Program

     The Plan provides for separate investment programs which allow participants to direct their investing between eight different investment programs. These programs have various investment options including Proffitt's, Inc. common stock and various mutual and money market funds. The underlying assets of the various mutual funds are invested in publicly traded equity, debt and other securities.

     Set forth below are net assets available for plan benefits classified according to investment program as of December 31, 1997 and 1996:

                                                               LaSalle      Strong
                                     Holding     Participant   Income      Corporate      Vanguard/
1997                                 Account       Loans        Plus         Bond         Wellington
                                   ----------     ---------   ---------   -----------     ---------
Investments, at fair value           $77,530      $450,270   $14,072,608    $6,366,782    $11,561,490
Employee contribution
  receivable                         443,912
Employer contribution
 receivable
Investment  income receivable                                     68,257        39,662
                                    ---------     ----------   ----------    ----------    ----------
    Total assets                     521,442        450,270   14,140,865     6,406,444     11,561,490
Accrued administrative fees            4,929
                                    ---------     ----------   ----------    ----------    ----------
    Net assets available for
      plan benefits                 $516,513       $450,270  $14,140,865    $6,406,444    $11,561,490
                                    =========      ========   ==========    ==========     ==========

                                                                                     Warburg        Proffitt's
                                                        Fidelity       Franklin      Pincus           Inc.
                                        Vanguard       Low-Priced     Small Cap    International    Common
1997  (Continued)                      Index 500        Stock           Growth        Equity         Stock
                                       ----------     ---------        ---------     -----------    ----------
Investments, at fair value            $19,854,942    $9,907,287        $8,030,250     $3,59,754   $9,676,342
Employee contribution
  receivable
Employer contribution
 receivable                                                                                        1,707,840
Investment income receivable              234,651                         359,090
                                         ---------   ----------         ----------    ----------   ----------
    Total assets                       20,089,593     9,907,287         8,389,754     3,959,754   11,384,182
Accrued administrative fees
                                         ---------   ----------         ----------    ----------   ----------
    Net assets available for
      plan benefits                   $20,089,593    $9,907,287        $8,389,340    $3,959,754  $11,384,182
                                         =========    =========         ==========    ==========   ==========

1997 (Continued)                         Total
                                        -------
Investments, at fair value            $83,957,255
Employee contribution
  receivable                              443,912
Employer contribution
 receivable                             1,707,840
Investment income receivable              701,660
                                         ---------
    Total assets                       86,610,667

Accrued administrative fees                 4,929
                                         ---------
    Net assets available for
      plan benefits                   $86,805,738
                                         =========


                                                                         G.T.     Proffitt's,
                  Oppenheimer             INVESCO   Oppenheimer                         Global     Inc.
                    Cash        Stable     Bond      Fidelity  Fidelity    Worldwide     Common
1996               Reserves     Value      Fund      Puritan    Magellan     Growth      Stock    Total
                   --------    -------   --------    --------  --------    --------    --------  --------
Investments,
at fair value       $648,000  $2,510,311   $972,919 $1,028,053 $1,407,308  $1,147,763   $620,140 $8,334,494

Employer contrib-
ution receivable                                                                         442,061    442,061

Other                  1,028                                                                          1,028
                    --------   ---------  ---------  ---------  ---------  ----------  --------- ----------
Net assets
available for
plan benefits       $649,028  $2,510,311   $972,919 $1,028,053 $1,407,308  $1,147,763 $1,062,201 $8,777,583
                   =========   =========  =========  =========  =========  ==========  =========  =========

5.   Changes in Net Assets Available for Plan Benefits by
     Investment Program

     Set forth below are changes in net assets available for plan benefits by investment program for the year ended December 31, 1997:

                                    (1)       (2)         (3)        (4)           (5)           (6)
                                             Partici-   LaSalle     Strong
                                   Holding     pant     Income     Corporate    Vanguard/      Vanguard
                                   Account    Loans     Plus        Bond       Wellington    Index 500
                                  --------  --------   --------   ---------   -----------   -----------
Increase in net assets available
  for plan benefits:
    Interest and dividend income $ 497,830    $ 46,973  $ 681,975   $ 311,612    $ 904,190    $ 349,186
  Net appreciation (deprec-
    iation)in fair value of
    investments                                             8,548     344,029    1,203,722    3,776,367
  Contributions:
    Employer
    Employee                     1,352,986              1,039,356     549,920    1,092,352    1,804,175
    Rollover                        61,940                 75,258      12,434       45,458       50,818
  Transfer from merged plans    55,304,339     649,900     16,494
                                ----------- -----------  ---------   ---------   ----------   ----------
      Total increases           57,217,095     696,873  1,821,631   1,217,995    3,245,722    5,980,546

Decrease in net assets avail-
  able for plan benefits:
  Benefit payments                  34,149              6,255,634     408,965      749,516    1,469,654
  Administrative expenses            6,041                 52,747         668        2,334          914
                                ----------- -----------  ---------   ---------   ----------   ----------
      Total decreases               40,190           0  6,308,381     409,633      751,850    1,470,568

      Net increase prior to
        inter-fund transfers    57,176,905     696,873 (4,486,750)    808,362    2,493,872    4,509,978
Interfund transfers            (56,660,392)   (246,603)18,627,615   5,598,082    9,067,618   15,579,615
                                ----------- -----------  ---------   ---------   ----------   ----------
      Net increase (decrease)      516,513     450,270 14,140,865   6,406,444   11,561,490   20,089,593
Net assets available for plan
  benefits, beginning of year
                                ----------- -----------  ---------   ---------   ----------   ----------
Net assets available for plan
  benefits, end of year            $516,513   $450,270            $14,140,865   $6,406,444  $11,561,490         $20,089,593
                                ===========  ========== ==========  ==========  =========== ============

                                     (7)       (8)       (9)           (10)         (11)           (12)
                                                        Warburg
                                            Franklin     Pincus        Oppen-                    Oppen-
                                  Fidelity    Small      Inter-        heimer     INVESCO         heimer
                                 Low-Priced    Cap      national       Cash         Stable         Bond
                                    Stock     Growth     Equity       Reserves      Value         Fund
                                  --------   --------  ----------    ---------   -----------   -----------
Increase in net assets available
  for plan benefits:
    Interest and dividend income $ 674,521              $ 568,846        $825
  Net appreciation (depric-
    iation) in fair value of
    investments                  1,307,815  $1,578,745   (816,466)                 $11,513       $8,999
  Contributions:
    Employer
    Employee                       903,811     816,205    498,650
    Rollover                        11,778      18,455     10,274      18,193      162,882       30,067
  Transfer from merged plans        (1,000)
                                ----------- -----------  ---------   ---------   ----------   ----------
      Total increases            2,896,925   2,413,405    261,304      19,018      174,395       39,066
Decrease in net assets avail-
  able for plan benefits:
  Benefit payments                 656,402     724,320    248,109       9,106       24,783        6,482
  Administrative expenses              170          53         12
                                ----------- -----------  ---------   ---------   ----------   ----------
      Total decreases              656,572     724,373    248,121       9,106       24,783        6,482

      Net increase prior to
        inter-fund transfers     2,240,353   1,689,032     13,183       9,912      149,612       32,584
Interfund transfers              7,666,934   6,700,308  3,946,571    (658,940)  (2,659,923)  (1,005,503)
                                ----------- -----------  ---------   ---------   ----------   ----------
      Net increase (decrease)    9,907,287   8,389,340  3,959,754    (649,028)  (2,510,311)    (972,919)
Net assets available for plan
  benefits, beginning of year                                         649,028    2,510,311      972,919
                                ----------- -----------  ---------   ---------   ----------   ----------

Net assets available for plan
  benefits, end of year         $9,907,287  $8,389,340 $3,959,754         $ 0          $ 0          $ 0
                                ===========  ========== ==========  ==========  =========== ============

                                   (13)       (14)      (15)        (16)         (17)
                                                        G.T.      Proffitt's,
                                                        Global      Inc.
                                  Fidelity  Fidelity   Worldwide   Common
                                   Puritan  Magellan    Growth      Stock        Total
                                  --------  --------   ---------  ---------   -----------
Increase in net assets available
  for plan benefits:
    Interst and dividend income                                                 $4,035,958
  Net appreciation (depric-
    iation) in fair value of
    investments                    $59,571     $69,630       $937  $5,914,365   13,467,775
  Contributions:
    Employer                                                        1,707,840    1,707,840
    Employee                                                          456,555    8,514,010
    Rollover                                               31,102      20,077      548,736
  Transfer from merged plans                                        5,035,417   61,005,150
                                ----------- -----------  ---------   ---------   ----------
      Total increases               59,571      69,630     32,039  13,134,254   89,279,469
Decrease in net assets avial-
  able for plan benfits:
  Benefit payments                                            595     600,645   11,188,360
  Administrative expenses                                                  15       62,954
                                ----------- -----------  ---------   ---------   ----------
      Total decreases                    0           0        595     600,660   11,251,314

      Net increase prior to
        inter-fund transfers        59,571      69,630     31,444  12,533,594   78,028,155
Interfund transfers             (1,087,624) (1,476,938)(1,179,207) (2,211,613)           0
                                ----------- -----------  ---------   ---------   ----------
      Net increase (decrease)   (1,028,053) (1,407,308)(1,147,763) 10,321,981   78,028,155
Net assets available for plan
  benefits, beginning of year    1,028,053   1,407,308  1,147,763   1,062,201    8,777,583
                                ----------- -----------  ---------   ---------   ----------

Net assets available for plan
  benefits, end of year                $ 0         $ 0        $ 0 $11,384,182  $86,805,738
                                ===========  ========== ==========  ==========  ===========


6.   Form 5500

     Any differences existing between the Form 5500 and the numbers included in this report relate directly to accruals reflected in the financial statements.


7.   Subsequent Events

     Subsequent to year end, the Board of Directors of Proffitt's elected to amend and restate the Plan in order to provide for the merger of the G.R. Herberger's Inc. 401(k) Employee Stock Purchase Plan and Employee Stock Ownership Plan and the Carson Pirie Scott & Co. Savings Plan into the Plan.


                      Supplemental Schedules

Proffitt's, Inc. 401(k) Retirement Plan
Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1997

                                             c. Description of
                                          Investment Including
            Identity of Issuers,            Maturity Date, Rate
             Borrower, Lessor,           of Interst, Collateral                    e. Current
      a.     or Similar Party             Par, or Maturity Value          d. Cost    Value
     ----   --------------------        ------------------------         --------   -------
       *   Fidelity Low-Priced Stock    Mutual Fund                      $ 8,776,761              $9,907,287

       *   Franklin Small Cap Growth    Mutual fund                        7,224,626               8,030,250

       *   LaSalle Income Plus          Mutual fund                       14,072,608              14,072,608

       *   Strong Corporate Bond        Mutual fund                        6,057,311               6,366,782

       *   Vanguard/Wellington          Mutual fund                       10,637,156              11,561,490

       *   Vanguard Index 500           Mutual fund                       16,592,079              19,854,942

       *   Warburg Pincus Inter-
            national Equity             Mutual fund                        4,782,242               3,959,754

       *   Proffitt's, Inc.             Employer common stock              4,746,206               9,676,342

       *   Participant loans            Various interest rates
                                         and maturities                      450,270                 450,270

       *   Cash and equivalents         Money market fund                     77,530                  77,530
                                                                           ----------              -----------
                                                                         $73,416,789             $83,957,255
                                                                          ==========              ===========

*Party-in-interest to the Plan.

Proffitt's, Inc. 401(k) Retirement Plan
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1997

I.   Single transactions exceeding 5% of assets.

                     See attached schedule.

          NOTE - Information required in Columns e and f is inapplicable.

II. Series of transactions involving property other than securities.

                              NONE

III. Series of transactions of same issue exceeding 5% of assets.

                     See attached schedule.

          NOTE - Information required in Columns e, f, and h is inapplicable.

IV. Transactions in conjunction with same person involved in reportable single transactions.

                              NONE


Proffitt's, Inc. 401(k) Retirement Plan
Item 27d(l) - Schedule of Reportable Transactions for the year ended December 31, 1997

                                                                                 h. Current
                                                                                  Value of
                                                                                  Asset on
                                                 c.          d.       g. Cost       Trans-
a. Idenity of               b. Description    Purchase      Sales        of         action    i. Net
  Party Involved              of Asset          Price      Price        Asset       Date      Gain
-----------------           -----------      ---------    ---------  ---------    --------   ---------
Fidelity Magellan         Mutual fund                     $1,476,560  $1,334,751   $1,476,560    $141,809

Fidelity Puritan          Mutual fund                     $1,087,624    $999,701   $1,087,624     $87,923

G.T. Global Worldwide     Mutual fund                     $1,185,932  $1,180,374   $1,185,932      $5,558

INVESCO Stable Value      Common/
                          collective trust                $2,675,906  $2,675,906   $2,675,906

Oppenheimer Cash Reserves Money market
                           fund               $1,008,926                           $1,008,926

Oppenheimer Cash Reserves Money market
                           fund                           $1,662,961  $1,662,961   $1,662,961

Oppenheimer Bond          Mutual fund                     $1,007,076    $987,771   $1,007,076     $19,305

*Proffitt's, Inc.         Employer common
                           stock                            $530,936    $412,717     $530,936    $118,219

*Proffitt's, Inc.         Employer common
                           stock                $441,996                             $441,996

Fidelity Low-Priced Stock Mutual fund         $6,512,151                           $6,512,151

Franklin Small Cap Growth Mutual fund         $5,541,121                           $5,541,121

LaSalle Income Plus       Mutual fund         $8,940,444                           $8,940,444

LaSalle Income Plus       Mutual fund        $10,225,568                          $10,225,568

LaSalle Income Plus       Mutual fund         $1,222,972                           $1,222,972

Strong Corporate Bond     Mutual fund         $5,197,243                           $5,197,243

Vanguard/Wellington       Mutual fund         $8,405,032                           $8,405,032

Vanguard/Wellington       Mutual fund           $498,867                             $498,867

Vanguard Index 500        Mutual fund        $13,298,931                          $13,298,931

Vanguard Index 500        Mutual fund           $824,002                             $824,002

Warburg Pincus Inter-
 national Equity          Mutual fund         $3,852,836                           $3,852,836

AIM Short Term Prime
 Fund A                   Money market
                           fund              $31,250,716                          $31,250,716
Performance Money Market  Money market
                           fund              $85,169,610                          $85,169,610

*Proffitt's, Inc.         Employer
                           common stock                   $1,686,544  $1,244,256   $1,686,544    $442,288

*Proffitt's, Inc.         Employer
                           common stock                     $621,207    $398,019     $621,207    $223,188

AIM Short Term Prime
 Fund A                   Money market
                           fund                          $31,250,716 $31,250,716  $31,250,716
Performance Money Market  Money market
                           fund                          $85,110,680 $85,110,680  $85,110,680

*Party-in-interest to the Plan.


Proffitt's, Inc. 401(k) Retirement Plan
Item 27d(iii) - Schedule of Reportable Transactions for the year ended December 31, 1997

                                     c. Purchases             d. Sales            g.
a. Identity of      Description     --------            -------- ---------     -----------     Cost of    i.
  Party Involved     of Asset       Price    Number      Price    Number          Asset        Net Gain
-----------------    ----------      ------  ------       ------  -------        --------     ----------
Fidelity Magellan   Mutual fund                        $1,476,897      2     $1,335,079      $141,818

Fidelity Puritan    Mutual fund                        $1,067,624      1       $999,701       $67,923

G.T. Global World-
 wide Growth        Mutual fund       $41,923     10   $1,190,202      5     $1,184,621        $5,581

INVESCO Stable      Common/collect-
 Value               ive trust       $197,370      8   $2,705,933     12     $2,705,933

Oppenheimer Cash    Money market
 Reserves            fund          $1,035,515     28   $1,672,664     12     $1,672,664

Oppenheimer Bond
 Fund               Mutual fund       $41,385      6   $1,013,571      6       $993,943       $19,628

*Proffitt's, Inc.   Employer common
                     stock         $1,839,593    109   $4,064,217    121     $2,818,267    $1,245,950

Fidelity Low-Priced
 Stock              Mutual fund    $9,768,160    153   $1,158,856    219       $991,398      $167,458

Franklin Small
 Cap Growth         Mutual fund    $8,777,957    163   $1,960,198    214     $1,553,331      $406,867

LaSalle Income
 Plus               Mutual fund   $24,417,698    134  $10,345,090    336    $10,345,090

Strong Corporate
 Bond               Mutual fund    $7,028,184    116   $1,005,744    200       $970,873       $34,871

Vanguard/
 Wellington         Mutual fund   $11,866,498    144   $1,369,705    233     $1,229,342      $140,363

Vanguard Index 500  Mutual fund   $19,172,581    176   $3,089,118    258     $2,580,473       $508,645

Warburg Pincus
 International
 Equity             Mutual fund    $5,802,626    122   $1,021,711    185     $1,020,411        $1,300

AIM Short Term
 Prime Fund A       Money market
                     fund         $31,250,716      2  $31,250,716      2    $31,250,716

Performance
 Money Market       Money market
                     fund         $85,169,610    107  $85,110,680    111    $85,110,680

*Party-in-interest to the Plan.


                            SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   Proffitt's, Inc. 401(k) Retirement
                                   Plan
                                   -----------------------------

Date:  June 29, 1998               /s/ Douglas E. Coltharp
       -------------               -----------------------------
                                   Douglas E. Coltharp
                                   Executive Vice President and
                                   Chief Financial Officer


EXHIBIT INDEX

Exhibit Number            Description                          Page
         23    Consent of Independent Accountants               11